Exhibit 99.6

Infobird Co., Ltd Announces Pricing of $5 Million Registered Direct Offering

BEIJING, Feb. 24, 2023 /PRNewswire/ -- Infobird Co., Ltd (NASDAQ: IFBD) ("Infobird" or the "Company"), a leading and long-standing SaaS providers in serving large enterprises in the finance industry in customer engagement with over 10 years of experience in China, today announced the pricing of its registered direct offering (“Offering”) of 3,846,000 units, with each unit consisting of one ordinary share and 0.65 warrant to purchase one ordinary share. Each unit was sold at a price of $1.30. The warrants will be exercisable immediately upon the date of issuance, have an exercise price of $1.30, and will expire five years form the date of issuance. Each warrant in the Offering will become exercisable for one ordinary share under the cashless exercise provision if certain conditions are satisfied. Concurrently with the Offering, the Company is conducting a private placement with the investors in the Offering for additional unregistered warrants to purchase 2,884,500 ordinary shares. The unregistered warrants will be exercisable six months after the date of issuance, have an exercise price of $1.30, and will expire five and a half years from the date of issuance. Gross proceeds from the Offering and the concurrent private placement, before deducting placement agent fees and other offering expenses, are expected to be approximately $5 million. The Offering is expected to close on February 28, 2023, subject to customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with this Offering and the concurrent private placement.

ArentFox Schiff LLP, Washington, DC, acted as counsel to the Company in connection with the Offering, and Hunter Taubman Fischer & Li LLC, New York, New York, served as counsel to Maxim Group LLC in connection with the Offering.

The securities in the Offering are being offered pursuant to a registration statement on Form F-3, as amended (File No. 333-268993) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the "SEC") on February 17, 2023. The Offering is being made only by means of a prospectus which is a part of the Registration Statement. Copies of the final prospectus relating to this offering, when available, will be filed with the SEC and may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Infobird Co., Ltd

Infobird Co., Ltd. (Nasdaq: IFBD), is a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. Leveraging self-developed cloud-native architecture, AI and machine learning capabilities, patented Voice over Internet Protocol, or VoIP, application technologies, no-code development platform, and in-depth industry expertise, it primarily provides holistic software solutions to help its corporate clients proactively deliver and manage end-to-end customer engagement activities at all stages of the sales process including pre-sales and sales activities and post-sales customer support. It also offers AI-powered cloud-based sales force management software including intelligent quality inspection and intelligent training software to help our clients monitor, benchmark and improve the performances of agents. For more information, please visit http://www.infobird.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

SOURCE Infobird Co., Ltd